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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------

                           Powerhouse Resources, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    199780107
          -----------------------------------------------------
                                 (CUSIP Number)

                                 Kam Sham Leung
          Unit B, 11/F Dragon Heart Court, 11 Dragon Terrace, Hong Kong
                                (852) 2573.7662
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                18th August 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.   199780107
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kam Sham Leung
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australian
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     46,607,660
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     Nil
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     46,607,660
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |     Nil
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     46,607,660
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY

     N/A
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


This Schedule 13D is being filed by Kam Sham LEUNG who is also a director of the Issuer, Powerhouse Resources, Inc. (formerly known as Com-Tek Resources, Inc.) of Denver, Colorado, U.S.A.

ITEM 1.                        SECURITY AND ISSUER.


This Schedule 13D relates to the Common Stock, $0.01 par value, of Powerhouse Resources, Inc. The address of the principal executive office of Powerhouse Resources, Inc. is 1764 Platte Street, Suite 200 (river side) Denver, Colorado 30202 U.S.A.

ITEM 2.                      IDENTITY AND BACKGROUND


This Schedule 13D is being filed by Kam Sham LEUNG of Unit B, 11th floor, Dragon Heart Court, No.ll Dragon Terrace, Tin Hau, of Hong Kong who is a director of the Issuer and the Chairman and CEO of Powerhouse Electric Limited (formerly known as Access Power Limited), a company incorporated in the British Virgin Island, a 100% owned subsidiary of Powerhouse Resources, Inc., the Issuer.


In September 1994, Com-Tek Resources, Inc. acquired the entire equity of Access Power Limited which was then subsequently become the 100% owned subsidiary of Com-Tek Resources, Inc.

ITEM 3                SOURCE OF FUND OR OTHER CONSIDERATION


1. In February 1995, an Offer and Placing to raise US$7.2 million was made in London to enable Com-Tek Resources, Inc. to focus on power station projects in China. A copy of the prospectus is attached hereto.

     The Reporting Person was a co-founder and 50% owner of Access Power Limited. After the acquisition of Access Power Limited by Com-Tek Resources, Inc., the Reporting Person remained to act as the Chairman and CEO of Access Power Limited and a director of Com-Tek Resources, Inc.

                                     -1/3-

     Under the Access Power Agreement dated 17th January 1995, the Reporting Person as Vender in consideration of the sale of the joint venture projects in China was issued with a quantity of common shares of Com-Tek as detailed in pages 8, 9 and 10 of the said Prospectus, copies of which pages are attached hereto and exhibited as "Annex A".

     In August 1995, pursuant to the above consideration, the Reporting Person was issued with an initial lot of 1,474,660 common shares.

     In September 1996, as settlement of the whole of the consideration mentioned above, the Reporting Person was issued with an additional 22,000,000 common shares.

     In June 1996, the Reporting Person purchased by his own funds from the London Stock Exchange 650,000 common shares at US$0.03 per share.

     In August 1995 at an Annual General Meeting, the name of Com-Tek Resources, Inc. was changed to Powerhouse Resources, Inc. and the name of Access Power Limited was changed to Powerhouse Electric Limited. The Company has also in that Meeting decided to concentrate on power station projects in China and not to allocate new funds to oil and gas, consequently in March 1996, the principal US oil and gas interest of the Company was merged into Monument Resources, Inc. (a company incorporated in Colorado, U.S.A.) in exchange for cash and shares in that company.

     In December 1996, the Reporting Person was issued with 7,333,000 common shares by conversion of his accumulative salary payable by the Company (US$73,300) at US$0.01 per share.

     In August 1997, the Reporting Person was issued with 150,000 common shares by conversion of a bonus payable by the Company (US$1,500) at US$0.01 per share.

     In 14 January 1998, the Board Resolved that in recognition of the Reporting Person's efforts and dedication in the preservation of the Company's assets in China for the past two years and in securing the various investments and loans from Cantrust (Far East) Limited of Hong Kong, the Reporting Person be guaranteed 15,000,000 bonus shares of US$0.01 each and the option to


                                     -2/3-
     purchase 35,000,000 common shares of US$0.01 each of the Company by payment at par valve. Such right and option must be exercised during the period from the first day of the second year from today and the last day of the fourth year from today. The said 15,000,000 Common Shares of US$0.01 and the Option to purchase 35,000,000 Common Shares at US$0.01 per share have now been issued to the Reporting Person as stated in the Letter from the President of the Company to the United Stock Transfer Corporation dated 18 June 1998 which letter is also attached hereto and exhibited as "Annex B".


     A Summary of the Reporting Person's holding of Common Share and Share Option in the Company is as follows:

     Date                                         No. of Shares
     ----                                         -------------

     18 August 1995                                  1,474,660
     24 June 1996                                      650,000
     16 September 1996                              21,000,000
     11 December 1996                                7,333,000
     11 August 1997                                  1,000,000
     13 August 1997                                    150,000
     23 June 1998                                   15,000,000
                                                    ----------
                                                    46,607,660
                                                    ==========

     Date                                       No. of Share Option
     ----                                       -------------------

     07 August 1998                                 35,000,000
                                                    ==========


     The Reporting Person



     /s/  Kam Sham Leung
     -------------------------
     Kam Sham LEUNG


     18 August 1998


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